EXHIBIT 23.2

                INDEPENDENT AUDITORS' CONSENT


The Board of Directors
Wireless One, Inc.

     We consent to the use of our report incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus.

     Our report dated June 20, 1995 contains an explanatory paragraph that refers to a business combination in 1994 accounted for as a purchase involving assets comprising a portion of Heartland Division. As a result of the acquisition, financial information of Heartland Division for periods after August 18, 1994 is presented on a different cost basis than that for periods before August 18, 1994, and, therefore, such information is not comparable.

                             KPMG Peat Marwick LLP

                             /s/ KPMG Peat Marwick LLP

Dallas, Texas
October 18, 1996